EXHIBIT 3.2
AMENDMENT
TO THE
AMENDED AND RESTATED BYLAWS
OF
GRUBB & ELLIS COMPANY
     This amendment (the “Amendment”) to the Bylaws of Grubb & Ellis Company (the “Corporation”), amended and restated effective May 31, 2000, as further amended on each of December 7, 2007, January 25, 2008, October 26, 2008 and February 5, 2009 (the “Bylaws”), is made and shall be effective as of the 17th day of December 2009.
     The Bylaws of the Corporation are hereby amended as follows:
     1. Section 3.02 is amended and restated in its entirety to read as follows:
     “Section 3.02 Number and Term of Office. Unless the Certificate of Incorporation provides otherwise, the number of directors of the Corporation shall not be less than three (3) nor more than eight (8), the exact number of directors to be determined from time to time by a resolution adopted by the Board. At each annual meeting, all directors shall be elected to hold office until their respective successors are elected and qualified or until their earlier resignation or removal. Any vacancies in the Board for any reason, and any newly created directorships resulting from any increase in the number of directors, may be filled by the Board, acting by a majority of directors then in office, although less than a quorum, and any directors so chose shall hold office until the next election of directors and until their successors shall have been duly elected and qualified. Unless the Certificate of Incorporation (including, without limitation, the Certificate of the Powers, Designations, Preferences and Rights of the 12% Cumulative Participating Perpetual Convertible Preferred Stock filed on November 4, 2009 (the “12% Preferred Stock Certificate of Designations”)) provides otherwise, no decrease in the number of directors shall shorten the term of any incumbent director. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more series of Preferred Stock shall have the right, voting separately as a class or with other series or classes of preferred stock with similar voting rights, to elect one or more directors of the Corporation, the term of the director or directors elected by such holders shall expire as set forth in accordance with the terms of the Certificate of Incorporation, including without limitation, the 12% Preferred Stock Certificate of Designations. The stockholders of the Corporation shall not have cumulative voting rights.”
     2. Except as aforesaid, the Bylaws shall remain unchanged and be in full force and effect.